Exhibit 12

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Twelve Months Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income (Loss) from Continuing Operations Before Income Taxes	$118,581	$(585,348)	$(930,557)	$(232,154)	$(264,529)
Fixed Charges, as Shown Below	167,219	189,214	207,929	242,663	264,683
Amortization of Capitalized Interest	7	1	—	—	—
Equity in Income of Investees, Net of Distributions	(9,293)	(19,013)	(24,729)	(29,144)	(15,516)
Interest Capitalized	(177)	(95)	(21)	—	—
Noncontrolling Interest	—	—	—	—	1,386
Adjusted Earnings	$276,337	$(415,241)	$(747,378)	$(18,635)	$(13,976)

Fixed Charges:
Interest on Indebtedness, Expensed or Capitalized	$161,620	$182,290	$199,142	$234,100	$256,782
Interest within Rent Expense	5,599	6,924	8,787	8,563	7,901
Total Fixed Charges	$167,219	$189,214	$207,929	$242,663	$264,683

Ratio of Earnings to Fixed Charges	1.65	(2.19)	(3.59)	(0.08)	(0.05)